May 10, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Artisan Partners Funds, Inc.

Fidelity Bond Filing

1933 Act Registration No. 33-88316

1940 Act Registration No. 811-8932

Dear Sir or Madam:

On behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds”), we enclose the following documents for filing under Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.	One copy of the fidelity bond, including all riders (the “Fidelity Bond”), for Artisan Partners Funds, Artisan Partners Limited Partnership (Artisan Partners Funds’ adviser) and Artisan Partners Distributors LLC (Artisan Partners Funds’ distributor).

2.	One copy of the resolutions adopted by Artisan Partners Funds’ board of directors, including the directors who are not “interested persons” of Artisan Partners Funds, at their meeting on November 16, 2017 approving:

•	the amount, type, form and coverage of the Fidelity Bond and the portion of the premiums to be paid by Artisan Partners Funds; and

3.	One copy of the executed Fifth Amended and Restated Fidelity Bond Allocation Agreement.

The Fidelity Bond was received by Artisan Partners Funds from its insurance agent on March 14, 2018 but due to an administrative oversight was not identified as received until May 9, 2018. Premiums for the enclosed Fidelity Bond have been paid for the period 12:01 a.m. on November 21, 2017 to 12:01 a.m. on November 21, 2018.

The enclosed Fidelity Bond provides for aggregate coverage per loss of $7,500,000. Had Artisan Partners Funds not been named as an insured under a joint insured bond, it would have been required by rule 17g-1(d) to provide and maintain a single insured bond in the amount of at least $2,500,000.

If you have any questions or require additional information, please do not hesitate to contact me at 414.299.4037.

Sincerely,

/s/ Laura E. Simpson
Laura E. Simpson
Assistant Secretary

Enclosure